September 3, 2004

Supervisory Board appoints Walter Raizner to the Board of Management

Responsible for newly created strategic business unit Broadband/Fixed-network - Orientation according to strategic business areas - Thomas Holtrop leaves the Group

The Supervisory Board of Deutsche Telekom AG appointed Walter Raizner (50) to the Board of Management on Friday. He will assume the position on November 1. Raizner, currently CEO of IBM Deutschland GmbH, is to take over the newly created strategic business unit Broadband/ Fixed-network at Board level, which combines the responsibilities for the private customer activities of T-Com and T-Online. Raizner will also head the T-Com Board, taking over from Deutsche Telekom CEO Kai-Uwe Ricke, who has been provisionally in charge of T-Com. Raizner is also to succeed Kai-Uwe Ricke as Chairman of the Supervisory Board of T-Online International AG. Thomas Holtrop, Deutsche Telekom Board member for T-Online and CEO of T-Online International, has decided to leave the Company as of September 30.

Walter Raizner is an experienced, internationally oriented top manager. He studied economics and computer science in Nürnberg/Erlangen and worked for Hoechst and Nixdorf, before joining IBM Deutschland in 1984. After various positions in sales, marketing and general management in Germany, the UK and the USA, he became CEO of IBM Deutschland in January 2003. Raizner is married and has two children.

"Deutsche Telekom faces great challenges in the mass consumer market in particular," said Supervisory Board Chairman Klaus Zumwinkel. "In Walter Raizner, we have found a convincing person to fulfill these comprehensive business tasks. The new Board member's competence, experience and personality will complement the team at the head of Deutsche Telekom in an ideal way."

CEO Ricke stressed, "Our new colleague on the Board has international, strategic and also sales and operational experience to successfully meet the future challenges of the market."

The work of the Board of Management is to be streamlined and conducted according to the customer-oriented strategic refocusing of the Group in the operative areas Broadband/ Fixed-network, Mobile Communications and Business Customers.

René Obermann is responsible for Mobile Communications. Konrad F. Reiss takes over the strategic business unit Business Customers, which bundles sales to the Group's big and medium-sized business customers in T-Systems and "Area Sales Germany".

The three central Board responsibilities will continue to be directed by Ricke (Chairman), Karl-Gerhard Eick (Finances and Deputy CEO) and Heinz Klinkhammer (Human Resources).

Thomas Holtrop has decided to resign from his posts as Board member of Deutsche Telekom and CEO of T-Online International as of September 30, 2004. The Supervisory Board expressed its gratitude to Holtrop for his accomplishments on behalf of Deutsche Telekom AG and T-Online International AG.

T-Online's Supervisory Board will meet on Saturday, September 4, to decide on a new CEO. Chief Finance Officer Rainer Beaujean is to be proposed for this position.